[Digital Video Systems, Inc. Logo]

October 15, 1998

Mr. Donald Baker
Secretary & Treasurer
Oregon Power Lending Institution
357 Castro Street
Suite 2
Mountain View, CA 94041

Dear Don,

RE: OREGON POWER LENDING INSTITUTION AND DIGITAL VIDEO SYSTEMS, INC. INVESTMENT AGREEMENT

We are pleased to advise that Digital Video Systems, Inc.'s ("DVS") Board of Directors has approved the following Investment Structure, which is based upon your prior conversations and correspondence with us. It is contemplated that in this transaction Oregon Power Lending Institution ("OPLI") will have the right to acquire a total of approximately 24,275,000 shares of DVS common stock. DVS currently has outstanding approximately 25,337,000 shares of common stock, and upon completion of this transaction (excluding exercise of the OPLI option or any future issuances by DVS), the total outstanding shares of DVS will be approximately 49,612,000 (the "Final Outstanding Common Stock").

Because DVS is subject to Nasdaq rules, we are required to obtain shareholder approval before we can sell 20% or more of our ownership (or voting power) at a discount to the market price. Thus, we are required to split the transaction into separate tranches, with the tranches that follow the First Tranche being subject to shareholder approval.

1) FIRST TRANCHE. OPLI will make an initial investment of $1.5 million in cash by October 23rd and $500 thousand in cash on or before November 5th (the "First Tranche"). In consideration of and upon funding of the First Tranche, DVS will issue $2.0 million of convertible preferred shares ("Preferred Stock") to OPLI. The shares of Preferred Stock issued in the First Tranche will convert into 4,255,319 shares of DVS' common stock ("Common Stock"). This represents a conversion price of approximately $0.47 per share of Common Stock.


                      [Digital Video Systems, Inc. Letterhead]

LETTER TO: MR. DONALD BAKER
OCTOBER 15, 1998
PAGE 2 OF 5


2) SECOND TRANCHE. OPLI will make an investment of $1.0 to $2.0 million in cash during November 1998 (the "Second Tranche"). In consideration of and upon funding of the Second Tranche, DVS will issue a minimum of $1.0 to a maximum of $2.0 million in convertible preferred shares ("Preferred Stock") to OPLI. The shares of Preferred Stock issued in the Second Tranche will convert into a minimum of 2,127,660 to a maximum of 4,255,319 shares of DVS' common stock ("Common Stock"). This represents a conversion price of approximately $0.47 per share of Common Stock. The Second Tranche is subject to and conditioned upon DVS obtaining the approval of its shareholders to the Second Tranche, as well as subsequent Tranches. DVS anticipates that it will obtain foregoing shareholder approval within approximately 30 to 60 days from the date hereof.

3) THIRD TRANCHE. OPLI will have an option to make a third investment of a maximum of $2.0 million in cash during December 1998 (the "Third Tranche"). In consideration of and upon funding of the Third Tranche, DVS will issue up to a maximum of $2.0 million of convertible preferred shares ("Preferred Stock") to OPLI. The shares of Preferred Stock issued in the Third Tranche will convert into a maximum of 4,255,319 shares of DVS' common stock ("Common Stock"). This represents a conversion price of approximately $0.47 per share of Common Stock. Upon the full investment of $6.0 million and the conversion of the $6.0 million into common shares issued in association with the First, Second and Third Tranches, OPLI will own approximately 33% of the Final Outstanding Common Stock (including the shares of the common stock underlying the Preferred Stock issued to OPLI in the First Tranche and Second Tranche). The Third Tranche is subject to and conditioned upon DVS obtaining the approval of its shareholders to the Second Tranche, as well as subsequent Tranches.

4) SUBSEQUENT TRANCHE(S). OPLI will have the opportunity to invest on or before April 30, 1999, an additional $4.0 million in DVS (the "Subsequent Tranche(s)") for a total potential investment (excluding exercise of OPLI's option) of $10.0 million. The subsequent Tranche(s) will be in increments of $2.0 million. In consideration of and upon funding of the Subsequent Tranche(s), DVS will issue up to an additional $4.0 million of Preferred Stock to OPLI. The maximum number of preferred shares of DVS issued in the Subsequent

LETTER TO: MR. DONALD BAKER
OCTOBER 15, 1998
PAGE 3 OF 5

     Tranche(s) will be convertible into 8,510,638 shares of DVS common stock. This represents a conversion price of approximately $0.47 per share of Common Stock. OPLI will fund the Subsequent Tranche(s) with 50% in cash and 50% in Letter(s) of Credit issued to DVS suppliers. The Subsequent Tranche(s) are subject to and conditioned upon DVS obtaining the approval of its shareholders to the Second Tranche, as well as subsequent Tranches.

5) OPTION GRANT. In connection with funding the First Tranche, DVS will grant a stock option to purchase 2.0 million shares of Common Stock at an exercise price of $0.75 per share. In connection with the funding of the Second Tranche, DVS will grant a stock option to purchase 1.0 million shares of Common Stock at an exercise price of $0.75 per share. Both options will expire twenty-four (24) months after the grant date. The terms of the options will provide for OPLI to exercise this option, in whole or in part, at any time prior to its expiration by making a cash payment to DVS for the portion exercised.

6) TERMS OF PREFERRED STOCK. All of the Preferred Stock issued in the First Tranche, Second Tranche, Third Tranche, and Subsequent Tranche(s) will have identical terms. The Preferred Stock will have a term of three (3) years from the date of November 1, 1998 and will be convertible by OPLI into DVS common stock, at any time. Any shares of Preferred Stock not converted at the end of the three-year term will, at OPLI's option, probably be converted into shares of DVS common stock or with the mutual agreement of both OPLI and DVS; DVS will repurchase all or a portion of such outstanding Preferred Stock at a price equal to 125% of the original investment. DVS will file a registration statement for all common stock contemplated in this transaction within 60 days following the first conversion of the Preferred Stock into common stock to register the common stock for public resale by OPLI.

7) RIGHT OF FIRST REFUSAL. OPLI understands that DVS may need to raise additional capital in order to operate and grow its business. In order to do this DVS may be required to issue shares of Common Stock or other securities that may be convertible into Common Stock. Because any such issuance could result in OPLI converting the Preferred Stock from the First Tranche, Second Tranche and Third Tranche into less than 33% of the total outstanding Common Stock after the conversion, DVS hereby grants OPLI a right of first refusal to make an additional

LETTER TO: MR. DONALD BAKER
OCTOBER 15, 1998
PAGE 4 OF 5

     investment in DVS on the same terms as have been offered to DVS by a third-party investor (the "Right of First Refusal") upon DVS accepting such third-party offer. The Right of First Refusal shall remain in effect up until such time as the term of the Preferred Stock expires; provided OPLI has converted into Common Stock at least half of all Preferred Stock issued to OPLI from the First Tranche, Second Tranche and Third Tranche within an eighteen (18) months from the date of issuance of the Preferred Stock associated with the First Tranche.

8) BOARD SEATS. DVS will provide OPLI with up to two (2) seats on the DVS' Board of Directors upon the completion of the funding associated with the First Tranche. OPLI may designate these individuals and DVS agrees to appoint them to DVS' Board of Directors, subject to a standard due diligence review that will take no more than five (5) business days.

9) RESTRUCTURING OF CAPITAL STRUCTURE. DVS will commit to using its best efforts to restructure its current capital structure, by eliminating, to the extent reasonably possible, its Class A Warrants and Class B Warrants (the "Warrants"). DVS proposes to swap the Warrants for Common Stock. If, however, another less dilutive or less costly method to eliminate the Warrants is available, DVS may use such alternative method. DVS estimates that it will require approximately four (4) months to complete this restructuring.

10) CONFIDENTIALITY. Each party shall safeguard the secrecy and confidentiality of the letter and will not allow the existence of or the contents of this letter to be published, disseminated or disclosed to any person (other than officers, directors and employees of such party and its accountants and lawyers, all of whom shall agree to maintain the confidentiality of this letter) without the prior written consent of the other party, except as is required by law or regulation applicable to the parties.

11) BINDING AGREEMENT. The undersigned, does hereby confirm and acknowledge that this letter is a binding expression of the terms of OPLI's investment in DVS and that such terms are acceptable, subject to obtaining the approval of DVS's shareholders for the Second Tranche, Third Tranche and Subsequent Tranche(s).

LETTER TO: MR. DONALD BAKER
OCTOBER 15, 1998
PAGE 5 OF 5

If you agree to the points described above, please so indicate by signing below and returning a signed copy of this letter to me by fax at (408) 871-8222. Should you have any questions concerning the information contained within this letter or the Subscription Agreement, please feel free to contact me by telephone at (408) 874-8224.

We look forward to working with you in the future.

Very truly yours,


  /s/ Edward M. Miller, Jr.
--------------------------------------
Edward M. Miller, Jr.
President and Chief Executive Officer


ACKNOWLEDGED AND AGREED TO:

OREGON POWER LENDING INSTITUTION


 /s/ Don Baker
--------------------------------------
Donald Baker
Secretary and Treasurer